EXHIBIT (a)(9)

To: Tektronix Employees

From: James F. Dalton, Senior Vice President, Corporate Development

Date: October 25, 2007

Re: Tender Offer Procedures

As you aware, Tektronix has entered into a Merger Agreement with Danaher Corporation. Under the Merger Agreement, if certain closing conditions are satisfied, Danaher will acquire Tektronix in a two-step process: a tender offer followed by a merger. On October 18, 2007 Danaher, through a subsidiary, commenced its tender offer for all of the outstanding Tektronix stock at a cash price of $38 per share. The offer will expire at 11:59 p.m. New York time on November 15, 2007 (unless extended pursuant to the Merger Agreement). If Tektronix shareholders holding a majority of the outstanding stock (on a fully diluted basis, excluding shares issuable on conversion of the Tektronix convertible notes) validly tender (and do not withdraw) their shares by the expiration date and if the other closing conditions for the purchase of shares in the tender offer are met, Danaher will purchase all shares validly tendered in the tender offer. Under some circumstances Danaher can or is required to extend the offer. If the closing conditions are met and Danaher purchases shares in the tender offer, Danaher is required to pay shareholders promptly for the tendered shares. At some point following the purchase of shares in the tender offer, the Tektronix shares are expected to be delisted from the New York Stock Exchange. Danaher will, if all closing conditions to the merger are satisfied, effect a merger pursuant to which Tektronix will become a wholly owned subsidiary of Danaher and Tektronix shares will no longer be publicly traded. All holders of Tektronix stock at the time of the merger will have their shares cashed out at $38 per share in the merger. The timing of the merger is uncertain – assuming all closing conditions to the merger are met, it is possible that the merger could occur shortly after the purchase of shares in the tender offer, but it could occur weeks or months later if Danaher does not acquire 90% of the outstanding shares in the tender offer and a shareholder vote is required to complete the merger. Shareholders who hold Tek stock at the time of the merger would receive their cash payments following the merger.

As a Tektronix shareholder (or as a holder of vested options to purchase shares of Tektronix stock), you will need to decide what to do with your Tek shares. If you hold Tektronix shares, or if you exercise your vested options, you will generally have three choices:

•	you can tender your shares in the tender offer;

•	you can sell your shares in the market (subject to the Company’s insider trading rules and subject to there continuing to be a public market for Tek stock); or

•	you can continue to hold your shares.

If you do not tender your shares or sell your shares in the market and Danaher purchases other shares in the tender offer, your shares would be cashed out at the same $38 per share price in the merger, although the merger may occur weeks or months after the purchase of shares in the tender offer. You will receive payment for cashed-out shares and vested but unexercised stock options within 7-10 business days following the closing of the merger.

The decisions you make with respect to your Tek shares are entirely your own decisions. As explained in the Solicitation/Recommendation statement filed by Tektronix with the SEC on Schedule 14D-9 with respect to the tender offer, the Tektronix Board of Directors recommends that shareholders accept, and tender their shares into, the tender offer.

Danaher and Tektronix have prepared materials regarding the tender offer and filed them with the Securities and Exchange Commission. Copies are available at the SEC website (www.sec.gov.com), from the Company through TekWeb at: [http://fp-corpcomm.tek.com/corpcomm/danaher], or by contacting MacKenzie Partners, Inc. at (800) 322-2885 or tenderoffer@mackenziepartners.com. The tender offer materials contain details regarding the tender offer, including how to validly tender shares, and your rights in the tender offer, including your withdrawal rights. These matters are not addressed in this letter.

Employees of Tektronix hold shares of Tek stock though various employee benefit plans. In addition, employees may have purchased shares in the open market. There are different procedures and different deadlines for tendering shares under the various plans, which are described below.

Tek Shares Held In Your Own Name. If you hold Tek shares in your own name, which may include shares you acquired on exercise of options and upon the vesting of restricted stock or restricted stock units, you will be receiving tender offer materials from MacKenzie Partners, Inc. (the Information Agent retained by Danaher). These materials contain instructions on how to tender your shares. The instructions are complicated, and the forms need to be completed carefully and fully and returned so that they are received by Computershare Trust Company, N.A., the Depositary, by the deadline. The current deadline for tendering shares is 11:59 pm, New York time on November 15, 2007. If you have questions, contact MacKenzie Partners at (800) 322-2885 or tenderoffer@mackenziepartners.com.

Tek Shares Held in Street Name. If you hold Tek shares in your broker’s name (also known as “street name”), which may include shares you acquired on exercise of options and upon the vesting of restricted stock, your shares can only be tendered by your broker acting on your behalf upon receipt of proper instructions from you. You should be receiving tender offer materials and instructions from your broker. The current deadline for your broker to tender shares on your behalf to the Depositary is 11:59 pm, New York time, on November 15, 2007, but your broker must receive your instructions earlier to allow ample time to submit a tender on your behalf. If you hold Tek shares in street name and have not received tender offer materials or if you have any questions on how to tender your shares, contact your broker or MacKenzie Partners at (800) 322-2885.

Tek Shares Held in the 401(k) Plan. If you hold Tek shares in your account under the terms of the Tektronix 401(k) Plan, you have the right to instruct The Northern Trust Company, as trustee of the 401(k) plan, as to whether to tender the shares in your account. You will be receiving materials regarding the tender offer and as to how to instruct the trustee to tender your shares from MacKenzie Partners. In order to instruct the trustee to tender your shares, the Depositary must receive your instructions by 5:00 p.m., New York time (2:00 p.m. Pacific time) on Friday, November 9, 2007. If you have any questions about the tender offer process, contact MacKenzie Partners toll-free at (800) 322-2885. If you have questions about the Tektronix 401(k) plan, contact a Mercer retirement program representative toll-free at (866) 867-6860.

Tek Shares Held in the ESPP. If you hold shares in your account under the terms of the Tektronix Employee Stock Purchase Plan, you have the right to instruct the custodian (Smith Barney Stock Plan Services) as to whether to tender the shares in your account. You will be receiving materials regarding the tender offer and as to how to instruct the custodian to tender your shares from Smith Barney Stock Plan Services. In order to instruct the custodian to tender your shares, the custodian must receive your instructions by 5:00 pm, New York time (2:00 pm Pacific time) on Wednesday, November 14, 2007. If you have any questions, contact Smith Barney customer service toll free at (800) 272-0000 or, if out of the U.S., at (650) 357-5201.

Vested Options. All vested options outstanding immediately prior to the merger will be cancelled in the merger and the holders will receive a cash payment equal to $38 per share less the amount of the exercise price and less applicable tax withholding. You alternatively have the opportunity to exercise your stock options prior to the merger and properly tender your shares in the tender offer, or, subject to the Company’s insider trading rules and the continued availability of a trading market, sell the shares in the market through a cashless exercise or otherwise. Option exercises will continue to be handled on-line through your Smith Barney account at: www.benefitaccess.com. You should be aware that Tektronix stock is expected to be delisted from the New York Stock Exchange at some point after the offer and there will no longer be a public market for Tektronix shares. If you plan to exercise options and tender shares, you should complete the option exercise (including paying the exercise price) by 5:00 pm, Pacific time, on Monday, November 12, 2007 and promptly send the tender offer forms to Smith Barney.

Unvested Options, Unvested Restricted Stock and Unvested Restricted Stock Units. If you hold any unvested options, unvested restricted stock or unvested restricted stock units, you should have received a letter describing how these awards will be treated in the merger. The shares subject to these awards cannot be tendered in the tender offer.

Sincerely,

/s/ James F. Dalton
James F. Dalton
Senior Vice President, Corporate Development

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Tektronix common stock are being made pursuant to an Offer to Purchase and related materials that Danaher Corporation and Raven Acquisition Corp. filed with the SEC on Schedule TO on October 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer was filed by Tektronix with the SEC on Schedule 14D-9 on October 19, 2007. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Danaher Corporation and the Solicitation/Recommendation statement and other documents filed with the SEC by Tektronix will be available free of charge by contacting MacKenzie Partners, Inc. toll free at (800) 322-2885 or by e-mail at tenderoffer@mackenziepartners.com. Shareholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.